UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ/MF nº 90.400.888/0001-42

Publicly-held Company with Authorized Capital

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil”), in addition to the information disclosed in the Material Fact dated May 30, 2013, hereby informs its shareholders and the market in general about the closing, on the date hereof, of the sale by Santander Brazil of its asset management business, with the disposal of all shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“DTVM”), a company controlled by Santander Brazil, with a minority stake held by Santander Leasing S.A. Arrendamento Mercantil (the “Transaction”). Within the scope of the Transaction the asset management activity then performed by DTVM was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”). The proceeds will be used in the ordinary course of business of Santander Brazil.

Also as part of the Transaction, the Asset Manager and Santander Brazil entered into a commercial agreement laying down the general rules related to the management and distribution of products and services to Santander Brazil clients. Santander Brazil will remain as administrator (administrador) and allocation entity (distribuidor) for the funds, for a fee that is in keeping with market practices.

As informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander, S.A. and the world’s leading private equity companies, Warburg Pincus and General Atlantic.

São Paulo, December 17, 2013.

Banco Santander (Brasil) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 17, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer